VIA EDGAR AND FEDERAL EXPRESS
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C.  20549-3628

Re: Darden Restaurants, Inc.
Soliciting Materials on Schedule 14A
Filed May 16, 2014
File No. 001-13666

Dear Ms. Duru:

On behalf of Darden Restaurants, Inc., a Florida corporation (“Darden” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated May 16, 2014, with respect to certain statements contained in the Soliciting Materials filed by Darden with the SEC on May 16, 2014 (the “Materials”).  For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
May 23, 2014

1.
You disclose that the closing of the Red Lobster transaction “…is not contingent on the results of the Special Meeting…” Your disclosure implies that the company would proceed with the transaction even if a majority of shareholders indicate their opposition to the transaction through a non-binding vote at the Special Meeting. If this is true, please more specifically outline this fact in future filings.

The Company respectfully directs the Staff to the Company’s May 16, 2014 release concerning the Red Lobster transaction where the Company explicitly states: (i) “the deal is subject to customary closing conditions and regulatory approvals and is not subject to a shareholder approval condition or a financing condition” and (ii) “the closing of this transaction is not contingent on the results of a Special Meeting” (emphasis added).  Per the terms of the definitive agreement entered into by the Company, the Company is contractually required to complete the Red Lobster transaction, subject to the other terms and conditions of such agreement, independent of the outcome of the precatory vote at a special meeting to consider Starboard’s non-binding proposal concerning whether or not a separation of Red Lobster prior to the 2014 annual meeting ought to be subject to a shareholder vote.

In any event, the Company also expects to include in its proxy statement with respect to the special meeting disclosure that the Red Lobster transaction is not subject to shareholder approval and that such approval is not required under applicable law.  The Company also expects to disclose that, as a result, the outcome of the precatory vote at the Special Meeting will not affect the Company’s obligation to consummate the Red Lobster transaction.

2.           You disclose that the company intends to file a preliminary proxy statement relating to a Special Meeting “later this month…and to convene a Special Meeting as promptly as practicable…” Please refer to soliciting materials filed by Starboard on May 14, 2014, inclusive of the attached letter addressed to the company. With a view toward possible revised disclosure, please supplementally provide us with your analysis of relevant state law and/or charter documents that support your interpretation of when a special meeting can be convened after the receipt of written consents.

As an initial matter, please note that Starboard publicly announced on May 22, 2014 that it may withdraw its request for a Special Meeting.  See Starboard letter to shareholders, dated May 22, 2014.  The below response assumes that Starboard has not withdrawn its request.

With respect to the Staff’s query, under Section 607.0702 of the Florida Business Corporation Act ("FBCA"), the shareholders’ call of a special meeting is not self-executing.  Rather, the Board or appropriate corporate officers must still take whatever action is required to set the time, place and date, create shareholder lists, determine record dates, send out notices and take other appropriate action. Except as noted below, no guidance is provided in the statute as to the timing of making any such call.

Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
May 23, 2014

The only guidance is provided in Section 607.0703 of the FBCA, which provides that if notice of a special meeting is not given within 60 days after the date the demand for such special meeting was delivered to the corporation’s secretary or, if the special meeting was not held in accordance with the notice given, the circuit court of the county where the corporation’s principal office is located, if located in the state, may, after notice to the corporation, order a special meeting be held on application of a shareholder who signed a demand for a special meeting valid under Section 607.0702 of the FBCA.  In such a circumstance following appropriate application of a shareholder to such court and the court’s consideration of the relevant circumstances, Section 607.0703(2) of the FBCA provides that the court  “may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.”

As confirmed by Florida counsel, Florida law does not otherwise provide a deadline for these matters and to our knowledge, Florida courts have not yet considered this matter of statutory interpretation under Florida law. Further, with respect to the running of the 60-day clock after which a shareholder may apply for a court order to requesting that a special meeting to be held, there is some amount of statutory ambiguity as to when such delivery actually occurs.

However, notwithstanding this ambiguity, the Company expects to act as if the 60-day period after which a shareholder could make application to a court began to run from the date that Starboard e-mailed consents to the Company (which was April 22, 2014, as opposed to the later date that physical delivery was made or the later dates when preliminary or final certification of consents were made by the independent inspector of consents), which the Company believes is the earliest date that could apply under the applicable Florida statutes.

In any case, the Company has intended to give notice of the Special Meeting such that it will be within the 60 day period described above.  In that regard, the Company has intended to file preliminary proxy materials by the end of this month in order to facilitate meeting Starboard’s previously stated deadline.  In this regard, the Company would greatly appreciate expedited review by the Staff of the Company’s preliminary proxy statement once filed.  We hereby also advise the Staff that broker search cards were issued by the Company’s proxy solicitor on May 16, 2014 with a record date of June 16, 2014.

Finally, we note that since this matter is, without doubt, a subject of statutory ambiguity, the Company believes that Starboard's claim as to its interpretation of Florida corporate law without citing relevant authority to support its claim was misleading.

*           *           *

The Company has authorized us to advise the Staff that it acknowledges that:

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Mellissa Campbell Duru
Office of Mergers & Acquisitions
Securities and Exchange Commission
May 23, 2014

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 403-1366.

Very truly yours,

Sabastian V. Niles

cc:           Teresa M. Sebastian, Esq.
Senior Vice President, General Counsel and Corporate Secretary, Darden Restaurants, Inc.

Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz

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